UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

______________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission file number 001-34886

______________________

Elster Group SE

(Translation of Registrant’s Name into English)

______________________

Frankenstrasse 362

45133 Essen

Germany

(Address of Principal Executive Offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F 

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated February 24, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and CFO

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and CLO

Date: February 24, 2012

Press release

Elster Reports 2011

Fourth Quarter and Full-Year Results

—Fourth quarter: Gas and electricity segment growth drives results—

—Fourth quarter: Record margin performance in electricity segment—

—Contracted future revenues up 10.3 percent year-over-year—

—2011: Record cash flows from operating activities of $191.7 million—

ESSEN, Germany, February 24, 2012 – Elster Group SE (NYSE: ELT) today announced results for the fourth quarter and full-year ended December 31, 2011. Fourth quarter and full-year 2011 highlights include:

•	Fourth quarter revenues of $474.0 million, down 0.6 percent year-over-year (up 0.4 percent on a constant currency basis1)
•	Fourth quarter adjusted EBITDA[2] of $80.3 million, adjusted EBITDA margin[2] of 16.9 percent
•	Fourth quarter GAAP earnings per ADS from continuing operations of $0.36[3], non-GAAP earnings per ADS from continuing operations of $0.41[4]
•	Full-year revenues of $1,869.0 million, up 6.2 percent year-over-year (up 2.8 percent on a constant currency basis)
•	Full-year adjusted EBITDA of $280.0 million, adjusted EBITDA margin of 15.0 percent
•	Contracted future revenues[5] of more than $1.0 billion at December 31, 2011

“Despite a number of headwinds in the sector during 2011, I am very pleased that Elster has been able to achieve steady growth and deliver on the financial guidance we set at the beginning of the year. It has been an exceptional year for our gas business and the fourth quarter performance of our electricity business gives us strong momentum in two segments heading into 2012,” said Simon Beresford-Wylie, chief executive officer of Elster.

All figures in this press release are unaudited.

1

Fourth Quarter 2011:

Elster’s fourth quarter of 2011 (4Q 2011) revenues were $474.0 million, down by $2.8 million, or 0.6 percent, compared to the fourth quarter of 2010 (4Q 2010), and up 0.4 percent on a constant currency basis. Increased revenues in the gas and electricity segments were offset by a sales decline in the water segment and less favorable foreign exchange rate translations.

Elster recorded adjusted EBITDA of $80.3 million in 4Q 2011, up 2.4 percent from 4Q 2010, driven by strength in the electricity segment. 4Q 2011 GAAP net income from continuing operations attributable to Elster Group SE was $40.9 million, or $0.36 per ADS, compared to $0.30 per ADS in 4Q 2010. Non-GAAP net income from continuing operations attributable to Elster Group SE4, which excludes the amortization of purchase price allocation after income taxes, was $45.9 million in 4Q 2011, up 11.1 percent from $41.3 million in 4Q 2010.

Gross margin increased to 32.7 percent in 4Q 2011 from 32.2 percent in 4Q 2010.

Total operating expenses in 4Q 2011 decreased by $2.9 million, or 2.9 percent to $97.6 million, from $100.5 million in 4Q 2010. Sales and distribution expenses as well as research and development expenses remained at last year’s levels, while general and administration costs increased slightly due to increased consultancy expenses.

Full-Year 2011:

Elster’s full-year 2011 (FY 2011) revenues were $1,869.0 million, a $109.7 million, or 6.2 percent increase over full-year 2010 (FY 2010) revenues of $1,759.3 million. On a constant currency basis, FY 2011 revenues increased 2.8 percent.

The share of revenues from Smart Offerings6 increased to approximately 27 percent in FY 2011, compared to approximately 26 percent in FY 2010, driven by the electricity segment, and to a lesser extent, the gas segment as Elster deployed Smart Offerings particularly in the Americas and Western Europe.

Elster recorded adjusted EBITDA of $280.0 million in FY 2011, a 1.8 percent decrease from $285.0 million in FY 2010. Adjusted EBITDA margin declined to 15.0 percent in FY 2011 from 16.2 percent in FY 2010. In FY 2011, GAAP net income from continuing operations attributable to Elster Group SE was $102.5 million, or $0.91 per ADS, which includes a charge of $0.09 per ADS related to the write-off of unamortized debt issuance costs in connection with the refinancing in 2Q 2011. Non-GAAP net income from continuing operations attributable to Elster Group SE, which excludes the amortization of purchase price allocation after income taxes and the loss on extinguishment of debt after income taxes, was $133.3 million in FY 2011, up 22.3 percent from $109.0 million in FY 2010.

All figures in this press release are unaudited.

2

Gross margin increased to 32.4 percent in FY 2011, compared to 31.3 percent in FY 2010, driven by a broadly more favorable product and geographic mix. Gross margin in FY 2010 was impacted negatively by an inventory write-down related to the termination of business with a distributor in the electricity segment.

Total FY 2011 operating expenses increased by $41.6 million, or 11.1 percent to $416.3 million, from $374.7 million in FY 2010. In FY 2011, higher sales volumes accounted for the increase in selling expenses, and research and development expenses increased as the company continued to focus on developing innovative Smart Offerings. The increase in general and administrative expenses is attributable primarily to the now fully established corporate structure as a public company, following Elster’s initial public offering in September 2010.

In April 2011, Elster entered into a €590 million multicurrency revolving credit and bank guarantee facilities agreement, and successfully placed €250 million of Senior Notes. The refinancing resulted in a one-time, non-cash, after-tax charge of $10.3 million or $0.09 per ADS in 2Q 2011 to write off the unamortized debt issuance cost associated with Elster’s credit facilities that were terminated in connection with the refinancing.

Long-term debt decreased nearly $250 million in FY 2011 as cash and cash equivalents as well as cash flows from operating activities were used to repay long-term debt. Cash flows from operating activities for FY 2011 were $191.7 million compared to $141.3 million in FY 2010, up 35.7 percent. The key drivers of this increase were higher revenues and improved gross margins. This was offset partially by higher working capital requirements due to the increase in Elster’s sales volume. However, working capital expressed as a percentage of revenues decreased slightly compared to the prior year. Capital expenditures were $48.3 million in FY 2011 compared to $42.4 million in FY 2010. Free cash flow7 increased by $44.5 million to $143.4 million in FY 2011, up 45.0 percent versus FY 2010 due to strong cash flows from operating activities. As a result of the foregoing, cash and cash equivalents at the end of 2011 decreased to $84.0 million.

For FY 2011, new order intake of $1,890.4 million was $127.0 million, or 7.2 percent higher than FY 2010. Order intake increased in the gas and electricity segments and declined in the water segment. New order intake in 4Q 2011 was $427.9 million compared to $490.8 million in 4Q 2010, a decrease of 12.8 percent as new order intake decreased in all three segments. Total order backlog stood at $480.5 million at December 31, 2011, a 5.8 percent increase versus December 31, 2010. Elster defines backlog strictly as the company’s total open purchase orders. Contracted future revenues increased 10.3 percent year-over-year to more than $1,010 million at the end of 2011 compared to more than $915 million at the end of 2010.

All figures in this press release are unaudited.

3

Elster Segment Results

Gas

Gas revenues in 4Q 2011 of $272.7 million reflect a 3.0 percent increase versus 4Q 2010, while segment profit8 of $63.1 million decreased 3.5 percent compared to 4Q 2010. 4Q 2011 segment profit margin9 declined to 23.1 percent from 24.7 percent year-over-year.

Gas segment revenue in 4Q 2011 were driven by broad geographic and product strength, with notable growth in Western Europe and North America. Segment profit was mainly affected by product mix in the United States.

Gas revenues in FY 2011 of $1,079.9 million reflect a 14.4 percent increase versus FY 2010, and segment profit grew 11.3 percent to $256.4 million in FY 2011. FY 2011 segment profit margin decreased to 23.7 percent from 24.4 percent in FY 2010.

Metering strength and high demand in key markets drove gas segment revenue and profitability in FY 2011. Revenues were significantly higher in most major markets, with particular strength across Europe. The gas utilization product portfolio was a key driver of overall gas segment revenue growth, accounting for more than 25 percent of FY 2011 gas segment revenues. Elster experienced strong demand for its utilization solutions that enhance energy efficiency. Segment profit was affected by continuous investment in research and development.

Electricity

Electricity revenues in 4Q 2011 of $130.0 million reflect a 2.1 percent increase versus 4Q 2010, and segment profit of $23.8 million increased 22.1 percent compared to 4Q 2010. 4Q 2011 segment profit margin increased to 18.3 percent from 15.3 percent year-over-year. This represents a record quarterly electricity segment profit margin.

The 4Q 2011 electricity segment revenue increase was driven by strong contributions from Latin America, Eastern Europe and North America, which outweighed weaker performance in Oceania and Central and Western Europe. Increased scale, volume, and product and geographic mix were key drivers for the profitability increase.

In FY 2011, electricity revenues of $451.8 million reflect a 0.1 percent increase versus FY 2010, and segment profit of $48.2 million declined 13.8 percent compared to FY 2010. FY 2011 segment profit margin decreased to 10.7 percent from 12.4 percent in FY 2010.

Strong growth in key European and Latin American markets in FY 2011 was offset largely by weakness in North America and, to a lesser extent, in the Middle East. FY 2011 electricity segment profitability was impacted primarily by continued new product investment for Europe and North America, and, to a lesser extent, by continued investment in the Smart Offerings-focused sales force.

All figures in this press release are unaudited.

4

Water

Water revenues in 4Q 2011 of $79.0 million reflect a 10.6 percent decrease versus 4Q 2010, and water segment profit of $3.0 million declined 57.1 percent compared to 4Q 2010. 4Q 2011 water segment profit margin declined to 3.8 percent from 7.9 percent year-over-year.

Ongoing weakness in North America and lower sales in Western Europe were the main drivers of the sales decline, with strong results in Oceania in 4Q 2011 partly offsetting the decline. Water segment profitability in 4Q 2011 was impacted primarily by the decline in revenues, which reduced operating leverage. Margins also were impacted by less favorable geographic and product mix, strong competitive pricing in several markets and, to a lesser extent, raw material costs.

Water revenues in FY 2011 of $369.0 million reflect a 3.9 percent decrease versus FY 2010, and water segment profit of $18.6 million declined 47.5 percent compared to FY 2010. FY 2011 water segment profit margin decreased to 5.0 percent from 9.2 percent in FY 2010.

In FY 2011, water segment revenues were impacted substantially by continued weakness in North America and lower revenues in certain Middle East and North African markets, while revenues grew in Western Europe and Oceania. An unfavorable product and geographic mix, increased raw material costs and higher research and development expenses impacted FY 2011 water segment profitability. FY 2011 segment profitability also was impacted by a number of discrete charges in the second quarter of 2011.

Outlook for Full-Year 201210:

Elster expects to achieve low- to mid-single digit revenue growth on an operational basis (constant currency), and to generate an adjusted EBITDA margin in the mid-teens in FY 2012. The company expects reported FY 2012 revenues to be flat compared to FY 2011 based on foreign currency assumptions of the euro at 1.32 and pound sterling at 1.57 against the U.S. dollar. Elster expects FY 2012 non-GAAP earnings per ADS attributable to Elster Group SE to be in the range of $1.10 to $1.20.

Operational Excellence Program

In early 2012, Elster’s Administrative Board authorized a reinvestment program, which is intended to position Elster to take advantage of growth opportunities associated with global gasification trends and Smart Grid deployments in Europe, and further optimize operational efficiencies. Elster plans to initiate measures, beginning in 1Q 2012, to pursue this strategy, which are expected to include adapting the manufacturing footprint to create scalable regional core production centers and driving further efficiency across its segments. Key elements include consolidating operations and sites, mainly in the United States and in Europe, relocating product lines, and increasing Elster’s mix of production in low-cost countries, resulting in an optimization of Elster’s cost structure. Planned actions include the reduction of major facilities from 21 to 17 and the reduction of the number of small- and mid-sized facilities by about half.

All figures in this press release are unaudited.

5

As a result of these actions, Elster expects to incur total charges in the range of $40 million to $60 million from FY 2012 through FY 2014, with $20 million to $35 million to be incurred in FY 2012. Elster estimates that approximately 70 percent of these costs will relate to severance and retention costs, with the remainder relating to operation and product line transportation, relocation costs and other exit costs.

Elster estimates full payback on program costs, earnings and cash flow by the end of FY 2014. A positive effect on costs is expected in FY 2013, with recurring annual cost savings of approximately $40 million expected starting in FY 2014. The program is expected to be accretive to earnings beginning in FY 2013. Elster expects operating cash flows will be impacted negatively by about $10 million to $20 million in FY 2012, with a significant positive and recurring annual cash flow impact starting in FY 2014.

All figures in this press release are unaudited.

6

[1]	Constant currency rates: Calculated by translating the results from entities that have functional currencies other than U.S. dollars into dollars using the exchange rates of the prior year.
[2]	A reconciliation of Adjusted EBITDA, a non-GAAP measure, to net income is available at the end of this press release. Adjusted EBITDA margin is consolidated Adjusted EBITDA as a percentage of consolidated revenue. Commencing in the 2Q 2011, Elster changed the calculation for its non-GAAP measure Adjusted EBITDA, for details please see the end of this press release.
[3]	In FY 2007 Elster sold its furnace business and agreed to indemnify the buyer for certain contingent losses that originated prior to the sale of the business. Elster was notified by the buyer in 3Q 2011 about a contingent loss that originated prior to the sale of the business and consequently recorded a loss of $0.7 million in 3Q 2011. Elster has settled this indemnification with the buyer and recorded an additional liability of $0.9 million in 4Q 2011. This is presented as loss from discontinued operations in FY 2011.
[4]	A reconciliation of non-GAAP net income from continuing operations attributable to Elster Group SE to GAAP net income from continuing operations attributable to Elster Group SE is available at the end of this press release. In 2Q 2011 Elster changed the calculation for its non-GAAP measure non-GAAP net income from continuing operations attributable to Elster Group SE, for details please see the end of this press release.
[5]	Elster defines contracted future revenues as total order backlog plus additional contract revenues under awarded contracts with an initial value of $500,000 or more. Additional contract revenues represent contracted deliverables for which orders have not yet been placed. Elster cannot predict how many purchase orders ultimately will be placed under these awarded contracts.
[6]	Elster defines Smart Offerings as automated meter reading, or AMR, advanced metering infrastructure, or AMI, and Smart Grid solutions and individual products, components and services for use therein.
[7]	A reconciliation of free cash flow, a non-GAAP measure, to cash flows from operating activities is available at the end of this press release.
[8]	Commencing in 2Q 2011, Elster changed the calculation for its segment profits, for details please see Note 15 to our unaudited interim condensed consolidated financial statements included in our quarterly report for 2Q 2011 on Form 6-K.
[9]	Segment profit margin is segment profit as a percentage of segment revenues.
[10]	From continuing operations. The FY 2012 non-GAAP earnings per ADS attributable to Elster Group SE expectations exclude the amortization of purchase price allocation after income taxes and other discrete items such as restructuring charges after income taxes primarily related to the recently announced Operational Excellence program. The FY 2012 non-GAAP earnings per ADS attributable to Elster Group SE expectations are based on 112,880,164 American Depositary Shares. Elster’s 2012 outlook reflects certain assumptions with respect to foreign currency exchange rates, particularly of the euro at 1.32 and pound sterling at 1.57 against the U.S. dollar.

Figures presented in this press release in tabular format may not add up to the total or percentages presented due to rounding.

 All figures in this press release are unaudited.

7

Conference Call and Webcast

Elster will webcast a conference call at 8:00 a.m. ET on Friday, February 24, 2012. To access the live webcast, please log on to the investor section of the company's website at http://investors.elster.com. Analysts and institutional investors may participate in the conference call by dialing +1-612-234-9960 and using confirmation number 235653.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through Friday, March 9, 2012. Domestic callers can access the replay by dialing +1-800-475-6701, and international callers can access the replay by dialing +1-320-365-3844 and using confirmation number 235653.

About Elster

Elster (NYSE: ELT) is one of the world's largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services - key components for enabling consumer choice, operational efficiency and conservation. Its products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering devices deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications. For more information about Elster, please visit www.elster.com.

Contacts

Media and Investors:	Investors:
John Bluth	Ronald Botoff
+1-919-250-5425	+1-919-212-4857
john.bluth@elster.com	ron.botoff@elster.com

This press release contains forward-looking statements. Elster may also make written or oral forward-looking statements in its reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to the timing and expected financial impact of Elster’s “Operational Excellence” program, as well as expectations for revenue or earnings per ADS or other performance measures. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions. These statements are based on current plans, estimates, assumptions and projections. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to publicly update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Elster cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement, and therefore readers should not place undue reliance on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of Elster’s Annual Report on Form 20-F dated March 10, 2011 filed with the U.S. Securities and Exchange Commission. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: negative worldwide economic conditions; ongoing instability and volatility in the worldwide financial markets, including the effects on our utility customers and prospective customers, which may move more deliberately, delaying or postponing projects; Elster’s ability to raise capital to refinance its indebtedness; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; strategic actions, including acquisitions, joint ventures and dispositions; success in implementing Elster’s recently announced “Operational Excellence” program; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses including as a result of disruptions to the supply chain resulting from the earthquake and tsunami in Japan in early 2011 and the flooding in Thailand in fall 2011; Elster’s ability to manage its outsourcing arrangements; or other factors.

 All figures in this press release are unaudited.

8

Elster Group SE

Condensed Consolidated Statement of Operations

	Three Months Ended December 31,		Twelve Months Ended December 31,
	(unaudited)
(in millions, except per share data)	2011	2010	2011	2010

Revenues	$474.0	$476.8	$1,869.0	$1,759.3
Cost of revenues	-319.1	-323.3	-1,263.0	-1,208.6
Gross profit	$154.9	$153.4	$606.0	$550.8

Operating expenses
Selling expenses	$-43.7	$-43.4	$-180.4	$-165.5
General and administrative expenses	-32.2	-30.2	-136.9	-123.8
Research and development expenses	-23.8	-23.5	-102.4	-87.5
Other operating income (expenses), net	2.1	-3.4	3.4	2.1
Operating income	$57.4	$52.9	$189.8	$176.0

Non-operating expenses
Interest expense, net	$-9.9	$-9.2	$-40.6	$-57.7
Loss on extinguishment of debt[1]	0.0	-2.4	-13.4	-2.4
Other income, net	2.0	0.7	4.7	3.0
Total non-operating expenses	$-7.8	$-10.8	$-49.3	$-57.1

Income before income tax	$49.6	$42.1	$140.5	$118.9
Income tax expense	-7.9	-6.9	-33.5	-29.4

Net income from continuing operations	$41.7	$35.2	$107.0	$89.5
Net income (loss) from discontinued operations	-0.9	0.0	-1.6	2.6
Net income	$40.9	$35.2	$105.4	$92.0
Net income attributable to noncontrolling interests	0.8	1.4	4.5	4.8
Net income attributable to Elster Group SE	$40.1	$33.8	$100.9	$87.3

Weighted average ADS outstanding
Basic	112,880,164	112,880,164	112,880,164	77,182,292
Diluted	112,880,164	112,947,428	112,880,164	77,199,108

Weighted average shares outstanding
Basic	28,220,041	28,220,041	28,220,041	19,295,573
Diluted	28,220,041	28,236,857	28,220,041	19,299,777

Basic income per share
Income from continuing operations attributable to Elster Group SE	$1.45	$1.20	$3.63	$3.39
Income (loss) from discontinued operations attributable to Elster Group SE	-0.03	0.00	-0.06	0.13
Basic income per share attributable to Elster Group SE	$1.42	$1.20	$3.57	$3.53

Diluted income per share
Income from continuing operations attributable to Elster Group SE	$1.45	$1.20	$3.63	$3.39
Income (loss) from discontinued operations attributable to Elster Group SE	-0.03	0.00	-0.06	0.13
Diluted income per share attributable to Elster Group SE	$1.42	$1.20	$3.57	$3.53

Basic income per ADS
Income from continuing operations attributable to Elster Group SE	$0.36	$0.30	$0.91	$0.85
Income (loss) from discontinued operations attributable to Elster Group SE	-0.01	0.00	$-0.01	0.03
Basic income per ADS attributable to Elster Group SE	$0.35	$0.30	$0.89	$0.88

Diluted income per ADS
Income from continuing operations attributable to Elster Group SE	$0.36	$0.30	$0.91	$0.85
Income (loss) from discontinued operations attributable to Elster Group SE	-0.01	0.00	-0.01	0.03
Diluted income per ADS attributable to Elster Group SE	$0.35	$0.30	$0.89	$0.88

1	In FY 2010 Elster Group recognized $2.4 million of incremental financing fees relating to repayments under the old Senior Facilities Agreement in connection with the initial public offering. As the FY 2011 write-off of financing fees associated with the refinancing were presented as a separate line item in the statement of operations as loss on extinguishment of debt, this comparative amount in FY 2010 has been reclassified accordingly.

 All figures in this press release are unaudited.

9

Elster Group SE

Condensed Consolidated Balance Sheets

	December 31,
	2011	2010
(in millions)
Assets
Current assets
Cash and cash equivalents	$84.0	$216.3
Accounts receivable	290.0	292.4
Inventories	163.1	154.5
Other current assets	76.2	104.5
Total current assets	$613.3	$767.8

Noncurrent assets
Property, plant and equipment, net	$196.6	$202.9
Other intangible assets, net	175.4	216.4
Goodwill	919.1	937.0
Other noncurrent assets	67.0	40.2
Total noncurrent assets	$1,358.1	$1,396.5

Total assets	$1,971.3	$2,164.3

Liabilities and equity
Current liabilities
Pension and other long-term employee benefits, current portion	$13.5	$13.5
Payroll, bonuses and related accruals	55.1	57.8
Short-term debt and current portion of long-term debt	6.1	18.0
Accounts payable	203.1	204.3
Warranties, current portion	24.6	23.4
Deferred tax liabilities	7.0	6.7
Other current liabilities	144.0	96.4
Total current liabilities	$453.5	$420.2

Noncurrent liabilities
Pension and other long-term employee benefits, less current portion	$149.6	$137.5
Payroll, bonuses and related accruals	1.4	1.3
Long-term debt, less current portion	573.6	822.4
Warranties, less current portion	5.1	8.2
Deferred tax liabilities	51.0	60.7
Other noncurrent liabilities	18.8	57.8
Total noncurrent liabilities	$799.6	$1,087.9

Total liabilities	$1,253.1	$1,508.0

Equity
Total equity attributable to Elster Group SE	$706.0	$640.7
Noncontrolling interests	12.2	15.5
Total equity	$718.2	$656.2
Total liabilities and equity	$1,971.3	$2,164.3

 All figures in this press release are unaudited.

10

Elster Group SE

Condensed Consolidated Statements of Cash Flows

	Twelve Months Ended December 31,
	2011	2010
(in millions)
Net income	$105.4	$92.0
Depreciation, amortization and impairment losses	83.8	87.9
Loss on extinguishment of debt	13.4	2.4
Share-based compensation expense (credit)	0.4	-13.2
Loss on sale of other long-lived assets, net	0.2	1.1
Dividends from equity accounted investees, net of income in earnings	4.0	2.3
Change in operating assets and liabilities	-22.3	-17.7
Change in other assets and liabilities	6.9	-13.4
Cash flows from operating activities	$191.7	$141.3

Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets	$-48.3	$-42.4
Proceeds from disposals of property, plant and equipment and intangible assets	4.2	11.9
Proceeds from shareholder loan payments	0.0	2.5
Net cash flow used in investing activities	$-44.1	$-28.0

Cash flows from financing activities
Proceeds from issuance of Senior Notes	364.6	0.0
Proceeds from other bank borrowings	509.5	63.6
Payment of deferred financing cost	-20.6	0.0
Repayment of bank borrowings	-1,126.6	-184.8
Capital increase, net of IPO costs	0.0	153.3
Repayment of capital lease obligations	-0.3	-1.1
Repayment of shareholder loan	0.0	-6.8
Dividends to noncontrolling interests	-8.6	-0.8
Sale of noncontrolling interest in subsidiary	0.0	2.0
Net cash flow from (used in) financing activities	$-282.0	$25.4

Net increase (decrease) in cash and cash equivalents	$-134.3	$138.8
Effect of exchange rate fluctuations on cash held	2.0	2.1
Cash and cash equivalents at January 1	216.3	75.4
Cash and cash equivalents at December 31	$84.0	$216.3

Income taxes paid	$31.6	$28.7
Interest paid	40.7	50.1

All figures in this press release are unaudited.

11

Elster Group SE

Segment Information

	Gas		Electricity		Water
	Three Months Ended December 31, (unaudited)
(in millions)	2011	2010	2011	2010	2011	2010

Total revenues	$272.7	$264.8	$130.0	$127.3	$79.0	$88.4
thereof to external customers	272.6	266.0	124.7	123.6	76.7	87.1
thereof to other segments	0.2	-1.3	5.3	3.7	2.3	1.3
Segment profit	$63.1	$65.4	$23.8	$19.5	$3.0	$7.0

	Gas		Electricity		Water
	Twelve Months Ended December 31,
(in millions)	2011	2010	2011	2010	2011	2010

Total revenues	$1,079.9	$943.8	$451.8	$451.5	$369.0	$383.9
thereof to external customers	1,079.0	941.4	430.4	437.7	359.6	380.2
thereof to other segments	1.0	2.3	21.4	13.8	9.4	3.7
Segment profit	$256.4	$230.2	$48.2	$55.9	$18.6	$35.4

Elster Group SE

Revenues by region

	Twelve Months Ended December 31,
(in millions)	2011	2010

North America	$552.1	$569.9
Europe	921.9	789.4
Other	394.9	400.0
Total	$1,869.0	$1,759.3

All figures in this press release are unaudited.

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Elster Group SE

Reconciliations of non-GAAP Financial Measures

In addition to figures prepared in accordance with U.S. GAAP, Elster presents non-GAAP financial measures, such as adjusted EBITDA, adjusted EBITDA margin, non-GAAP net income from continuing operations attributable to Elster Group SE, non-GAAP net income from continuing operations attributable to Elster Group SE per ADS, and free cash flow, in this press release. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Non-GAAP financial measures are not subject to U.S. GAAP or any other generally accepted accounting principles. Other companies may define these non-GAAP financial measures in different ways and therefore the non-GAAP financial measures Elster presents may not be comparable to similar measures used by other companies. Elster has included a reconciliation of the non-GAAP measures in this document to GAAP measures below.

In 2Q 2011 Elster more strictly defined the calculation for its non-GAAP measure, adjusted EBITDA. Previously, adjusted EBITDA was calculated based on a broader definition of adjusted EBITDA in its old Senior Facilities Agreement.

In connection with the refinancing that occurred in 2Q 2011, the old Senior Facilities Agreement was terminated. The new definition of adjusted EBITDA only includes significant non-recurring items, including employee termination and exit costs.

The new calculation of adjusted EBITDA is based on how Elster reviews its business performance and determines the allocation of resources. Elster has updated all prior year periods on group level for the new calculation of adjusted EBITDA in this press release for comparability purposes.

Additionally, the loss on extinguishment of debt recorded in 2Q 2011 that was a result of the refinancing and extinguishment of the old Senior Facilities Agreement has been excluded from non-GAAP net income from continuing operations attributable to Elster Group SE.

Prospectively, Elster’s non-GAAP measures will continue to be presented in its earnings releases but will not be included in Form 6-Ks furnished to the SEC that include interim financial statements or filings that include annual financial statements due to the change in adjusted EBITDA after the refinancing.

All figures in this press release are unaudited.

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Reconciliation of Adjusted EBITDA to Net income

	Three Months Ended December 31, (unaudited)
	as reported				pro forma
(in millions)	2011	% of revenues	2010	% of revenues	2010	% of revenues

Net income	$40.9		$35.2		$35.2
Loss (income) from discontinued operations	0.9		0.0		0.0
Income tax expense	7.9		6.9		6.9
Interest expense, net	9.9		9.2		9.2
Loss on extinguishment of debt	0.0		2.4		2.4
Depreciation and amortization	20.7		21.8		21.8
Employee termination and exit costs	0.2		3.3		3.3
Expenses for preparation to become a public company	0.0		-1.2		-1.2
IT project costs	0.0		0.4		-
Business process reengineering and reorganization costs	0.0		1.2		-
Foreign currency exchange effects	0.0		-1.1		-
Other	0.0		0.3
Adjusted EBITDA	$80.3	16.9%	$78.4	16.4%	$77.6	16.3%

	Twelve Months Ended December 31,
	as reported				pro forma
(in millions)	2011	% of revenues	2010	% of revenues	2011	% of revenues	2010	% of revenues

Net income	$105.4		$92.0		$105.4		$92.0
Loss (income) from discontinued operations	1.6		-2.6		1.6		-2.6
Income tax expense	33.5		29.4		33.5		29.4
Loss on extinguishment of debt	13.4		2.4		13.4		2.4
Interest expense, net	40.6		57.7		40.6		57.7
Depreciation and amortization	83.8		85.5		83.8		85.5
Employee termination and exit costs	2.1		6.2		2.1		6.2
Effects of termination of a distributor	-		9.8		-		9.8
Expenses for preparation to become a public company	-		12.7		-		12.7
Management equity program	-		-13.6		-		-13.6
Strategy development costs	0.0		0.3		-		-
IT project costs	0.3		1.9		-		-
Business process reengineering and reorganization costs	0.8		5.9		-		-
Foreign currency exchange effects	-1.5		-2.9		-		-
Other	0.0		0.3
Adjusted EBITDA	$280.0	15.0%	$285.0	16.2%	$280.4	15.0%	$279.5	15.9%

All figures in this press release are unaudited.

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Reconciliation of Free Cash Flow to Cash Flows from Operating Activities

	Twelve Months Ended December 31,
	2011	2010
(in millions)
Cash flows from operating activities	$191.7	$141.3
Purchases of property, plant and equipment and intangible assets	-48.3	-42.4
Free cash flow	$143.4	$98.9

Reconciliation of Non-GAAP Net Income to GAAP Net Income

	Three Months Ended December 31, (unaudited)		Twelve Months Ended December 31,
	2011	2010	2011	2010
(in millions)
Net income from continuing operations	$41.7	$35.2	$107.0	$89.5
Net income attributable to noncontrolling interests	-0.8	-1.4	-4.5	-4.8
Net income from continuing operations attributable to Elster Group SE	$40.9	$33.8	$102.5	$84.7
Amortization of purchase price allocation	7.5	8.3	30.6	33.1
Loss on extinguishment of debt	0.0	2.4	13.4	2.4
Less: income taxes on amortization of purchase price allocation and on loss on extinguishment of debt	-2.5	-3.2	-13.2	-11.2
Non-GAAP net income from continuing operations attributable to Elster Group SE	$45.9	$41.3	$133.3	$109.0

Weighted average ADS outstanding
Basic	112,880,164	112,880,164	112,880,164	77,182,292
Diluted	112,880,164	112,947,428	112,880,164	77,199,108

Basic Non-GAAP net income from continuing operations attributable to Elster Group SE per ADS	$0.41	$0.37	$1.18	$1.16
Diluted Non-GAAP net income from continuing operations attributable to Elster Group SE per ADS	$0.41	$0.37	$1.18	$1.16

All figures in this press release are unaudited.

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